Bank of America Corporation and Subsidiaries	Exhibit 12

  Ratio of Earnings to Fixed Charges

  Ratio of Earnings to Fixed Charges and Preferred Dividends

	Three Months Ended	Year Ended December 31
(Dollars in millions)	March 31, 2010	2009	2008	2007	2006	2005
Excluding Interest on Deposits

Income before income taxes	$4,389	$4,360	$4,428	$20,924	$31,973	$24,480
Equity in undistributed earnings of unconsolidated subsidiaries	(290)	(1,833)	(144)	(95)	(315)	(151)
Fixed charges:
Interest expense	5,008	23,000	25,074	34,778	29,514	18,397
1/3 of net rent expense (1)	271	1,110	791	669	609	585
Total fixed charges	5,279	24,110	25,865	35,447	30,123	18,982
Preferred dividend requirements	480	5,921	1,461	254	33	27
Fixed charges and preferred dividends	5,759	30,031	27,326	35,701	30,156	19,009
Earnings	$9,378	$26,637	$30,149	$56,276	$61,781	$43,311
Ratio of earnings to fixed charges	1.78	1.10	1.17	1.59	2.05	2.28
Ratio of earnings to fixed charges and preferred dividends (2)	1.63	-	1.10	1.58	2.05	2.28

	Three Months Ended	Year Ended December 31
(Dollars in millions)	March 31, 2010	2009	2008	2007	2006	2005
Including Interest on Deposits

Income before income taxes	$4,389	$4,360	$4,428	$20,924	$31,973	$24,480
Equity in undistributed earnings of unconsolidated subsidiaries	(290)	(1,833)	(144)	(95)	(315)	(151)
Fixed charges:
Interest expense	6,130	30,807	40,324	52,871	43,994	27,889
1/3 of net rent expense (1)	271	1,110	791	669	609	585
Total fixed charges	6,401	31,917	41,115	53,540	44,603	28,474
Preferred dividend requirements	480	5,921	1,461	254	33	27
Fixed charges and preferred dividends	6,881	37,838	42,576	53,794	44,636	28,501
Earnings	$10,500	$34,444	$45,399	$74,369	$76,261	$52,803
Ratio of earnings to fixed charges	1.64	1.08	1.10	1.39	1.71	1.85
Ratio of earnings to fixed charges and preferred dividends (2)	1.53	-	1.07	1.38	1.71	1.85

(1)	Represents an appropriate interest factor.

(2)

The earnings for 2009 were inadequate to cover fixed charges and preferred stock dividends. The earnings deficiency is a result of the accelerated accretion of $4.0 billion recorded as a result of the repurchase of TARP Preferred Stock. The coverage deficiency for fixed charges and preferred dividends was $3.4 billion.